Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

March 1, 2012

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:

As Seen On TV, Inc. (formerly H & H Imports, Inc.)
Amendment No. 4 to Registration Statement on Form S-1
Filed January 11, 2012
File No. 333-170778

Ladies and Gentleman:

On behalf of As Seen On TV, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated February 7, 2012. Each of our responses has been numbered to be consistent with Staff’s Comment Letter. In addition, where appropriate, the location of the revisions within Amendment No. 5 to the Registration Statement has been included.

Prospectus Summary, page 1

COMMENT 1.

In one of the introductory paragraphs of the summary, please revise to discuss your auditor’s going concern opinion.

RESPONSE:

On page 1, the “Prospectus Summary” has been revised to discuss the auditor’s going concern opinion.

COMMENT 2.

Refer to the second paragraph regarding your financial snapshot. Please disclose your monthly burn rate and the month you will run out of capital without additional funds, or tell us why this is not necessary.

RESPONSE:

As the Company received gross proceeds of $12,500,000 under a securities purchase agreement dated October 28, 2011 and is generating revenues, the Company currently has available cash to support its operations for a period in excess of 12 months. As such, the Company believes the disclosure was no longer relevant and has not revised the Prospectus Summary to disclose its monthly burn rate or the month in which it could run out of capital without additional funds.

Securities and Exchange Commission

March 1, 2012

In addition, the Company’s quarterly report on Form 10-Q for the quarter ending December 31, 2011, “Note 3. Liquidity” contains an affirmative statement “ …Management believes the Company has sufficient cash resources to sustain operations through at least March 31, 2013 …”

COMMENT 3.

Please provide disclosure in this section explaining to investors the dilution that may occur related to the purchase price protection features of the issuance of 15,625,000 shares of common stock and warrants to purchase up to 15,625,000 shares of common stock, as discussed on page 13.

RESPONSE:

On page 1, the “Prospectus Summary” has been revised and expanded to provide disclosure explaining to investors that dilution may occur related to the purchase price protection features of the issuance of securities under the Company’s securities purchase agreement dated October 28, 2011.

Business Overview, page 1

COMMENT 4.

Please revise to explain to investors the extent to which you have an interest in the “seen on TV” or “As Seen on TV” brand. Explain for example what interest you hold in sales of items with that label found in brick-and-mortar stores, items with that label sold online from websites other than your own, and sales from “As Seen On TV” brick-and-mortar stores.

RESPONSE:

On page 2, under “Organization,” the “Business Overview” has been revised to disclose the Company’s acquisition of the Internet domain AsSeenOnTV.com. The revised text indicates that the acquisition is principally limited to the domain name and “As Seen On TV” is not trademarked.

In addition the Company has explicitly added the disclosure; “…The term or phrase “As Seen On TV” is not subject to trademark protection and has been, and will continue to be, used by third parties, including on-line and retail outlet applications with no connection with, or benefit to, the Company…”

COMMENT 5.

We note that you generate revenues from three primary sources. Please revise to disclose the percentage (and amount) breakdowns of revenues generated from the three sources. Also revise your Management’s Discussion and Analysis or Plan of Operation section.

Securities and Exchange Commission

March 1, 2012

RESPONSE:

The Business Overview (see page 1) and Management’s Discussion and Analysis have been revised to disclose the percentage (and amount) breakdowns of revenues generated from the Company’s, now two, primary sources of revenues.

COMMENT 6.

Refer to the second-to-last sentence of the first paragraph. Please explain whether “marketing fees” generated from the sales of products takes into account your share of profits on the consumer products or the royalty fees.

RESPONSE:

The second to last sentence of the first paragraph has been eliminated. The Company currently does not receive significant “royalty” fees.

Summary of the Offering, page 3

COMMENT 7.

We note your response to our prior comment 1. We note on page 15 that “[t]he $1,170,000 potential additional placement agent fee represents a 5% fee on gross proceeds received on the exercise of warrants placed through their efforts.” Please explain to us how $1,170,000 represents a 5% fee given that gross proceeds will be $40,275,000. Please revise or advise. Also revise page 15 accordingly.

RESPONSE:

The $1,170,000 cited in the previous filings related to a 5% potential fee payable only on the exercise warrants placed by the Forge Financial Group, Inc., summarized as follows:

		5%
Series A Warrants – 1,300,000 x $3.00 =	$3,900,000	$195,000
Series B Warrants – 1,300,000 x $5.00 =	6,500,000	325,000
Series C Warrants – 1,300,000 x $10.00 =	13,000,000	650,000
	$23,400,000	$1,170,000

Subsequent to our previous filing, Forge Financial Group, Inc., (the placement agent) was administratively dissolved. Accordingly, potential net proceeds resulting from the potential solicitation fee from exercise of warrants has been eliminated and revised where previously disclosed.

Terms of the Offering with Selling Security Holders, page 4

COMMENT 8.

Please revise to define the term “Warrants” as it is used in the prospectus.

RESPONSE:

The Terms of the Offering section has been revised to define the term “Warrants” as it is used in the prospectus.

Securities and Exchange Commission

March 1, 2012

COMMENT 9.

Refer to the disclosure under the subsection called “The Offering” on page 5. It appears that the “Shares” described do not account for all of the shares that you are registering on the registration statement. Please revise or advise.

RESPONSE:

On page 6, “The Offering” section has been revised to account for all the shares included in the registration statement.

Risk Factors, page 7

COMMENT 10.

Please tell us why you removed the risk factor titled “We May Need Additional Capital, Which, if Obtained, Could Result in Dilution or Significant Debt Service Obligations….”

RESPONSE:

The risk factor has been removed since proceeds received under the Company’s securities purchase agreement dated October 28, 2011, has provided capital sufficient to maintain the Company’s operations in excess of 12 months. Furthermore, in connection with the securities purchase agreement, the Company eliminated all of its outstanding convertible debentures.

The Exercise of the Warrants and Options Will Result in Dilution, page 12

COMMENT 11.

We note that you have issued a substantial amount of warrants and options that are convertible into shares of your common stock. Revise to include the approximate number (and percentage) of shares of securities that you may issue based on the amount of outstanding warrants and options as of the most recent practicable date. Also include this information in the Prospectus Summary.

RESPONSE:

On page 13, the risk factor “The Exercise of the Warrants and Options Will Result in Dilution, …” has been revised to include the approximate number (and percentage) of shares of securities that the Company may issue based on the amount of outstanding warrants and options as of the most recently practicable. This information is also included in the Prospectus Summary.

Living Pure Heater Systems, page 27

COMMENT 12.

Please disclose whether you have sold any of the Living Pure products to date and describe your royalty fee arrangement. Also similarly revise the “Instant Zipper” subsection.

Securities and Exchange Commission

March 1, 2012

RESPONSE:

Sales of our Living Pure line of heaters commenced in our third fiscal quarter. The following disclosure has been added to our Business narration:

During our third fiscal quarter, the Company recorded sales of the Living Pure line of heaters of approximately $1,842,000 representing 71% of total revenues for the third fiscal quarter and 55% of revenues for the nine months ended December 31, 2011. In connection with the marketing of the product line, the Company has entered into an agreement with Montel Williams Enterprises, Inc. for Montel Williams to serve as a product spokesperson. Under the agreement, Montel Williams Enterprises receive 2-½% of adjusted gross revenues related to the product line. It should be noted that sales of this product, while promising, are seasonal and the Company anticipates a sharp decline in demand at the end of the winter season.

The disclosure regarding the Instant Zipper™ product has been modified and expanded to address sales levels and certain contract provisions as follows:

On December 18, 2010, we obtained exclusive marketing and distribution rights for the Instant Zipper™ from Zip Clip Solutions AB (“Zip Clip”). The agreement is for an initial term of three years, subject to certain minimum purchase requirements, with one year renewal provisions. During calendar 2011, the Company failed to purchase the minimum number of zipper units from Zip Clip required to maintain its exclusivity. The Company intends to continue to market the product under a twelve month “Sell-off Period” provided under the agreement. Sales of the Instant Zipper™ through December 31, 2011 totaled approximately $361,000. The Instant Zipper™ is a zipper replacement that is designed to replace any broken zipper, including, but not limited to zippers on clothing, luggage and handbags. We currently market the product on the Home Shopping Network and through other wholesale channels.

Legal Proceeds, page 28

COMMENT 13.

We note the disclosure on page 37 about the dispute regarding Mr. Cimino’s resignation agreement. Please revise to disclose the nature of the dispute with Mr. Cimino, or tell us why this is not necessary.

RESPONSE:

While the disclosure relating to Michael Cimino has been updated under “Certain Relationships and Related Transactions” on page 38, no disclosure is made under Legal Proceedings due to the fact that there is no pending or threatened legal proceeding relating to this matter.

Securities and Exchange Commission

March 1, 2012

Certain Relationships and Related Transactions, page 36

COMMENT 14.

Please revise to provide disclosure here regarding your agreement with Sleek Audio, LLC and G-Unit Brands Inc., or tell us why this is not required. We note your $182,100 contribution for product tooling. We also note on page 21 disclosure regarding a $432,100 loss, cash expenses including stock based compensation expenses of $560,880 and the fair value of shares issued for consulting services of $365,000.

RESPONSE:

The text on page 37 has been revised to summarize the Company’s material transactions with G-Unit Brands, Inc. Due primarily to the significant issuance of common shares resulting from subsequent Company financings, the potential beneficial ownership holdings of G-Unit Brands, Inc. dropped below a 5% ownership interest. In addition, G-Unit Brands owners, principals or management play no role whatsoever in the management of the Company.

Further, we note and appreciate the Staff’s comment and have clarified our discussions in Management’s Discussion and Analysis on page 21 regarding stock based compensation expense and the fair value of shares issued for consulting services to clarify these items were not related to the G-Unit or Sleek Audio transactions.

COMMENT 15.

Please revise to disclose the nature of the dispute with Mr. Cimino, including how you believe he violated the terms of the resignation agreement, and the reasons why you believe that there are no outstanding terms under the resignation agreement.

RESPONSE:

The disclosure relating to Mr. Cimino’s resignation agreement has been revised and expanded to address the reasons the Company believes Mr. Cimino violated the terms of his agreement and why the Company believes it has no further obligations under terms of the agreement.

The agreement provided that Mr. Cimino would continue to assist the Company in concluding certain pending transactions which were still in process or negotiations during his tenure. Following his entering into the agreement, Mr. Cimino returned to his home in Philadelphia and did not provide the services he agreed to provide post resignation.

Securities and Exchange Commission

March 1, 2012

Interim Financial Statements

Condensed Consolidated Balance Sheets, page F-2

COMMENT 16.

Reference is made to the line item caption “Advances on inventory purchases.” We note no footnote disclosure within your notes to the financial statements regarding such amounts. In light of the significance of the balance representing approximately 21% of total assets at September 30, 2011, please explain to us and revise your notes to disclose in detail the nature, facts and circumstances surrounding the advances. As part of your response, please provide us with the relevant technical guidance used in determining your accounting treatment. We may have further comment upon receipt of your response.

RESPONSE:

Footnote 4 – Summary of Significant Accounting Policies contained in the Company’s quarterly report on Form 10-Q for the quarter ending December 31, 2011, has been revised and expanded to address Advances on inventory purchases and related accounting treatment.

Condensed Consolidated Statements of Stockholders’ Equity, page F-4

COMMENT 17.

Reference is made line item caption “Warrants issued with convertible debt” in the amount of $811,447. Please reconcile this amount with the “Warrant issued with debt” amount of $3,606,399 presented under supplemental disclosures of cash flow information on the face of the condensed consolidated statements of cash flows.

RESPONSE:

The caption “Warrants issued with convertible debt” in the amount of $811,447 contained in the Company’s Condensed Consolidated Statements of Stockholders’ Equity relates to an increase in additional paid-in capital resulting from the initial valuation and recording of debt related warrants on the Octagon Capital debenture transaction. The “Warrants issued with debt” amount contained in the supplemental disclosures of cash flow information was a typo and was corrected in our subsequent filing.

Notes to the Consolidated Financial Statements

Deposit on Asset Acquisition

COMMENT 18.

We note on page 27 that the Company entered into a binding letter agreement with Seen on TV, LLC to acquire certain intangible assets among other assets of the business. We also note from your disclosure that you have issued 250,000 shares of restricted common stock, with a fair value of $2,500,000 on the contract date, and an initial cash payment of

Securities and Exchange Commission

March 1, 2012

$25,000 to Ms. Fasons. In this regard, please reconcile for us your disclosure on page 27 with the information provided on page F-19 which states that the 250,000 shares of common stock issued pursuant to the acquisition agreement had a fair value of $500,000 on the contract date. In addition, we note no mention of the warrants to purchase up to 50,000 shares of common stock, exercisable at $7.00 per share which were granted in connection with the agreement. Please advise and/or revise your disclosures contained in the notes and elsewhere in the document to correct these discrepancies.

RESPONSE:

We acknowledge the Staff’s comment on the apparent inconsistency on the fair value of the 250,000 shares issued on the Seen On TV, LLC transaction. The fair value indicated of “$2,500,000” was a typing error which should have read “$500,000”, consistent with other disclosures related to the transaction. The fair value described on page F-19 and the face of the balance sheet is the correct amount. Our filing has been corrected.

In addition, our disclosure of the transaction has been revised and expanded to include the fair value of the 50,000 warrants issued in the transaction.

COMMENT 19.

Furthermore, please tell us your planned accounting treatment for the acquisition of assets from Seen on TV, LLC. Specifically, tell us whether acquisition will be accounted for as a business combination under purchase accounting and if not, please explain why. In either case, please provide us with the relevant technical accounting guidance used in determining your accounting treatment. We may have further comment upon receipt of your response.

RESPONSE:

Based on the relevant facts in the Seen On TV, LLC transaction, the Company believes the transaction does not represent the purchase of a business or business combination within the guidelines of ASC 805 – Business Combinations, but rather the acquisition of assets as described in ASC 805-10-55. While the Company intends to acquire intangible assets i.e. the exclusive use of the URL’s AsSeenOnTV.com and SeenOnTV.com, the Company is not acquiring any associated processes such as management, operational or resource management processes. Also, the Company is not acquiring any workforce (no employees at all) intellectual properties or ability to obtain access to necessary materials or rights.

Securities and Exchange Commission

March 1, 2012

Further, as the Company is acquiring only intangible assets i.e. the URL’s, it is our intent to allocate the entire cost of this transaction to the intangible assets as described in ASC 805-50-30 Allocating Costs with no goodwill being recognized.

COMMENT 20.

Notwithstanding the above, please tell us why you believe your treatment of the consideration issued in connection with the acquisition agreement, as a deposit is appropriate and how you considered the guidance in ASC 323. As part of your response, please provide the nature and salient terms of the arrangement which may help us better understand your accounting for the transaction and cite the relevant technical guidance that you relied upon in determining your accounting treatment.

RESPONSE:

The Company has considered the provisions of ASC 323 – Equity Method and Joint Ventures and believe these provisions do not apply to the Seen On TV, LLC transaction. The May 27, 2011 Binding Letter Agreement between the Company and Seen On TV, LLC and Mary Beth Fasano, President (together the “Seller”), does not provide for the transfer at any time of their equity interest in the Seller.

ASC 323 addresses transactions relating to “…Investments held in stock of entities other then subsidiaries, namely corporate joint ventures and noncontrolled entities usually are accounted for by one of three methods – the cost method… the fair value method… or the equity method…” The Company did not “invest” in the ownership equity of Seen On TV, nor is the deposit convertible into an equity position at any time.

Review of the guidance for the cost method, fair value method and the equity method indicate that the Company’s deposit towards the acquisition of intangible assets does not meet the specific criteria or intent of the provisions. Further, ASC 323-10-05-4 notes “…The equity method is an appropriate means of recognizing increases or decreases measured by generally accepted accounting principles (GAAP) in the economic resources underlying the investments…” ASC 323-10-05-5 further notes “… the equity method tends to be most appropriate if an investment enables the investor to influence the operating or financial decisions of the investee…” It should be noted that the Company currently does not, contractually or otherwise, have any influence over, or take a management role in, Seen On TV, LLC.

The Company recognizes that if in the future there is evidence that its deposit on asset acquisition was otherwise impaired; it would record the appropriate recognition in carrying value.

Securities and Exchange Commission

March 1, 2012

COMMENT 21.

Assuming a satisfactory response, please significantly expand your disclosure in the notes to the financial statements to discuss the planned accounting treatment for the acquisition of the assets; the basis for your current accounting treatment for the consideration issued; and the expected timing of when the acquisition will be finalized.

RESPONSE:

The Company has expanded its disclosures relating to the deposit on acquisition including planned accounting treatment and anticipated timing for finalization of the transaction.

Subsequent Events, page F-21

COMMENT 22.

We note that the closing of the National Offering (“Offering”) qualified as a “Qualified Financing” which triggered the automatic conversion of all principal and accrued interest on the $1,800,000 12% convertible debentures (“Bridge Debenture”) into units of the Offering at a conversion price equal to 80% of the price paid by investors in the Offering, or $0.64 for one share of common stock and one warrant. The holders of the Bridge Debentures received an aggregate of 2,869,688 shares of common stock and warrants to purchase 2,869,688 shares of common stock. Each investor in the bridge offering also received a warrant (Bridge Warrant) to purchase a number of shares of the Company’s common stock equal to the quotient obtained by dividing the principal amount of the Bridge Debenture by the conversion price of $0.64 for one share and one warrant. At the closing of the Offering and based on the full ratchet anti-dilution provisions of the Bridge Warrants, investors in the bridge offering received Bridge Warrants to purchase an aggregate of 8,789,063 shares of common stock and continue to provide for full-ratchet anti-dilution protection if the company issues at any time prior to August 30, 2012, any shares of common stock, or securities convertible into common stock, at a price less than the bridge warrant exercise price, subject to certain exceptions. In this regard, please tell us and revise your filing to discuss the planned accounting treatment for the conversion of the Bridge Debenture into units of the Offering at a price equal to 80% of the price paid by investors in the Offering and the Bridge Warrants to purchase 8,789,063 shares of common stock which continue to provide for full-ratchet antidilution provisions. We may have further comment upon receipt of your response.

RESPONSE:

Due to the passage of time, the “Qualified Financing” described in Subsequent Events was completed with all related debenture conversions and share issuances being made during the Company’s third fiscal quarter. The accounting treatment accorded these issuances, both common shares and warrants are now fully described in our amended filing as well as the footnotes contained in our quarterly report on Form 10-Q for the quarter ending December 31, 2012.

Securities and Exchange Commission

March 1, 2012

Note 8. Income Taxes, page F-37

COMMENT 23.

We note you disclose the difference in effective tax rate of 0% from the statutory United States federal income tax rate of 35% for all periods presented is due primarily to the valuation allowance. Based upon your loss before income taxes of $(6.9) million on your statements of operations for the year ended March 31, 2011, we calculate your income taxes using the statutory rate of 35% to be $(2.44) million, of which the change in your valuation allowance explains only $1.37 million. In this regard, please explain to us the reason(s) for the difference and revise your disclosures accordingly to comply with the disclosure requirement of ASC 740-10-15-12.

RESPONSE:

Our disclosure explaining the difference in the effective tax rate is presented in more detail as follows:

The effective tax rate of 0% differs from the statutory U.S. federal income tax rate of 35% for all periods presented due to permanent differences relating to debt discount, stock based compensation, and warrant liability expense in the amount of 15% for fiscal 2011, and debt discount in the amount of 17% for fiscal 2010, and reduced to 0% by the increase in the valuation allowance against the deferred tax asset for each of the respective years then ended.

We will continue to use this more detailed explanation of the rate reconciliation in all future filings, as required.

Other

COMMENT 24.

Please provide updated financial statements in accordance with Rule 8-08 of Regulation S-X in your next amendment.

RESPONSE:

The registration statement contains updated financial statements in accordance with Rule 8-08 of Regulations S-X.

COMMENT 25.

Please provide a currently dated consent from the independent public accountant in any future amendments to the registration statement on Form S-1.

RESPONSE:

The registration statement includes a currently dated consent from the independent public accountant.

COMMENT 26.

Please similarly revise future filings on Form 10-K and Form 10-Q for the comments issued with respect to the registration statement on Form S-1, where applicable.

Securities and Exchange Commission

March 1, 2012

RESPONSE:

The Company acknowledges the staff’s request to revise future filings and shall comply with such request.

Exhibits

COMMENT 27.

Please file your binding letter agreement with Seen on TV, LLC and Ms. Mary Beth Fasons as an exhibit to your next amendment.

RESPONSE:

The binding letter agreement is included as an exhibit to the registration statement. See Exhibit 10.15.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm